

January 7, 2011

Jon D. Ehlinger
General Counsel
DriveTime Automotive, Inc.
4020 East Indian School Road
Phoenix, Arizona 85018

    Re: **DriveTime Automotive Group, Inc.**
            DT Acceptance Corporation
            DriveTime Car Sales Company, LLC
            DriveTime Sales and Finance Company, LLC
            DT Credit Company, LLC
            DT Jet Leasing, LLC
            Approval Services Company, LLC
            Amendment No. 3 to Registration Statement on Form S-4
            Filed December 22, 2010
            File No. 333-169730-01

Dear Mr. Ehlinger:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-4

Consolidated Financial Statements of Drivetime Automotive Group, Inc. and Subsidiary, page F-1

1.   We are considering your response to comment two in our letter dated December 13, 2010, including your supplemental analysis of Rule 3-10 of Regulation S-X. We also note your discussion of the pledge arrangements of collateral for the exchange notes included on pages 11, 31 and 120-122 of your filing. Since it appears that the equity interests of certain of DTAC's affliliates collateralize the debt being registered, please provide us your analysis of the applicability of Rule 3-16 of Regulation S-X for each such afflilate. Please also file, with the next amendment, copies of the security agreement, pledge agreement and

any other agreements relating to the security interest for the notes and the pledge arrangements of collateral.

2. We note your revisions in response to comment three in our letter dated December 13, 2010. Since DTAG has no legal ownership interests in DTAC, please explain to us in reasonable detail how you have classified or eliminated DTAC's equity accounts in your current presentation and tell us how you considered eliminating DTAC's equity accounts by attributing them to noncontrolling interests.

3. We note your response to comment four in our letter dated December 13, 2010 and have the following additional comments:

   • In the opening remarks of your response, you indicate that reconsideration events have occurred subsequent to the formation of DTAC in 2003. Please describe for us in reasonable detail any reconsideration events that occurred during the periods covered by the financial statements presented in this filing, and provide us with your analysis under ASC 810 supporting consolidation of DTAC as a VIE following those reconsideration events. If no reconsideration events occurred during the periods covered by the financial statements presented in this filing, please provide this analysis as of the most recent reconsideration event.

   • Please specifically identify the variability that DTAC was designed to create and pass along to its interest holders.

   • Please refer to your analysis of ASC 810-10-15-14(a). Your analysis of whether the DTAC equity at risk is sufficient to permit DTAC to finance its activities without additional subordinated financial support does not quantify the equity at risk as a percentage of DTAC's total assets or clearly explain why this equity is not sufficient. In your response to the first bullet point of this comment, please ensure that you address the capital structure in effect at the date of the reconsideration event. Noting that historically DTAC has been capitalized with debt and not equity does not appear relevant to your analysis of the sufficiency of equity under the current capital structure.

   • Please expand your analysis of the related party tie-breaker to specifically address Mr. Garcia's power to direct the activities of DTAC that significantly affect its economic performance and the extent to which Mr. Garcia absorbs expected losses and residual returns to better demonstrate that you are the primary beneficiary of DTAC under FIN 46R for the annual periods and SFAS 167 for the subsequent interim period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Drew Glover
        DLA Piper LLP (US)